SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of the Company held on May 4, 2026, drawn up in summary form

1.	Date, Time and Venue. On May 4, 2026, at 12:00 p.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias, representing the totality of members of the Board of Officers of the Company (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: The Directors unanimously and unrestrictedly resolved to:

4.1.          Chairman of the Board of Directors. Approve the nomination of Mr. Michel Dimitrios Doukeris as the chairman of the Board.

4.2.          Compensation of the Board, Committees and Fiscal Council. The directors ratified, pursuant to the materials made available, compensation for the members of the Board, the Advisory Committees and the members of the Fiscal Council for the 2026 fiscal year.

4.2.1.	It recorded that Messrs. Victorio Carlos De Marchi, Fabio Colletti Barbosa, Milton Seligman, Lia Machado de Matos, Luciana Pires Dias and Fernanda Gemael Hoefel abstained from voting on the compensation of the Board.

4.3.          Operations and Finance Committee. Approve, pursuant to article 16, Paragraph 2º, of the Company’s Bylaws, Mr. Victorio Carlos de Marchi as chair of the Operations and Finance Committee, and Mr. Fernando Mommensohn Tennenbaum and Ms. Letícia Rudge Barbosa Kina as members, all with terms of office until the Annual General Meeting to be held in 2029.

4.4.          Governance Committee. Approve, pursuant to article 16, Paragraph 2º, of the Company’s Bylaws, Mr. Victorio Carlos de Marchi as chair of the Governance Committee, and Messrs. Fabio Colletti Barbosa, Luciana Pires Dias, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo as members, all with terms of office until the Annual General Meeting to be held in 2029.

4.5.          People Committee. Approve, pursuant to article 16, Paragraph 2º, of the Company’s Bylaws, Mr. Victorio Carlos de Marchi as Chair of the People Committee, and Messrs. Ricardo Manuel Frangatos Pires Moreira and Luciana Pires Dias as members, all with terms of office until the Annual General Meeting to be held in 2029.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on May 4, 2026

4.6.          Change in Management. In consideration of the amendment to the Company’s Bylaws approved at the Extraordinary General Meeting held on April 30, 2026, pursuant to which certain positions were eliminated and/or the specific titles of the members of the Executive Board were amended:

4.6.1.	Removal of Executive Officers. Remove the following executive officers, who are hereby dismissed from the functions inherent and related to the positions they held as of this date: (i) Eduardo Braga Cavalcanti De Lacerda, a Brazilian citizen, engineer, holder of RG identity card No. 10.287.948-3 issued by Detran/RJ and enrolled with the CPF under No. 072.401.457-86, who held the position of “Commercial Vice President Officer”; (ii) Daniela Gavranic Cachich, a Brazilian citizen, business administrator, holder of RG identity card No. 19.858.186 issued by SSP/SP and enrolled with the CPF under No. 255.189.168-09, who held the position of “Beyond Beer Vice President Officer”; (iii) Daniel Wakswaser Cordeiro, a Brazilian citizen, advertising professional, holder of RG identity card No. 44.046.333 issued by SSP/SP and enrolled with the CPF under No. 330.638.588-38, who held the position of “Marketing Vice President Officer”; (iv) Ricardo Morais Pereira De Melo, a Brazilian citizen, civil engineer, holder of RG identity card No. 60.802.441-7 issued by SSP/SP and enrolled with the CPF under No. 765.157.884-87, who held the position of “People and Management Vice President Officer”; and (v) Felipe Moreira Haddad Baruque, a Brazilian citizen, bachelor in food science, holder of RG identity card No. 29.305.086-7 issued by SSP/SP and enrolled with the CPF under No. 219.787.888-35, who held the position of “Procurement Vice President Officer”, all with offices in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1,017, 3rd floor, Itaim Bibi, ZIP Code 04530-001.

4.6.2.	Change of Commercial Vice President. Subsequently, approve the reassigment of Mr. João Coelho Rua Derbli De Carvalho, who held the position of “Sales Vice President Officer”, which has been extinguished, to the position of “Commercial Vice President Officer”, with no change to the respective term of office. It was recorded that the executive officer declared that he remains duly qualified and subject to no legal or other impediment to continue serving on the Company’s Executive Board.

4.7.          New Composition of the Executive Board. As a result of the resolutions above, the Company’s Executive Board shall have the composition set forth in Exhibit I hereto as from May 4, 2026, all with a unified term of office through December 31, 2027.

4.8.          Payment of the Second Tranche of IOC. In accordance with the recommendation of the Company’s Operations and Finance Committee, at a meeting held on April 8, 2026, approve the payment of the second tranche of interest on own capital (“IOC”), the distribution of which was approved at the meeting of the Board held on December 9, 2025. The payment shall be made on July 6, 2026, in the gross amount of R$0.0755 per share, corresponding to a net amount of R$0.0642 per share of the Company, after deduction of withholding income tax pursuant to applicable legislation and with the record dates considered at the time of approval of the distribution remaining unchanged.

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on May 4, 2026

4.9.          Preparation of Extraordinary Balance Sheet. Approve, pursuant to Article 36, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet for the three-month period ended March 31, 2026 (“March Balance Sheet”).

4.10.       Distribution of IOC. In accordance with the recommendation of the Company’s Operations and Finance Committee, at a meeting held on April 8, 2026, approve the distribution of IOC in the gross amount of R$0.0449 per share of the Company, corresponding to a net amount of R$0.0370 per share, after the withholding of income tax pursuant to applicable legislation. The IOC shall not be allocated to the mandatory minimum dividend for the fiscal year and shall be calculated based on the income for the period and the available balances shown in the March Balance Sheet. The distribution of IOC shall be taxed in accordance with applicable legislation.

4.10.1.	The aforementioned payment shall be made by December 31, 2026, on a date to be determined by the Company’s Management, considering the shareholding position as of June 22, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and June 24, 2026, with respect to the New York Stock Exchange – NYSE, without any monetary adjustment. The shares and ADRs shall be traded ex-IOC as of June 23, 2026 (inclusive).

5.	Close. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, May 4, 2026.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Fernando Mommensohn Tennenbaum	/s/ Fabio Colletti Barbosa
/s/ Ricardo Manuel Frangatos Pires Moreira /s/ Lia Machado de Matos /s/ Fernanda Gemael Hoefel	/s/ Luciana Pires Dias /s/ Milton Seligman /s/ Guilherme Malik Parente Secretary

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on May 4, 2026

Exhibit I

Composition of the Executive Board as of May 4, 2026

(with a unified term of office through December 31, 2027)

(i)	Carlos Eduardo Klutzenschell Lisboa, a Brazilian citizen, business administrator, holder of RG identity card No. 54.929.337-1 (SSP/SP), enrolled with the CPF under No. 694.514.864-53, as “Chief Executive Officer”.
(ii)	Guilherme Fleury De Figueiredo Ferraz Parolari, a Brazilian citizen, business administrator, holder of RG identity card No. 21.862.807-9 (SSP/SP), enrolled with the CPF under No. 181.437.038-27, as “Chief Financial and Investor Relations Officer”.
(iii)	Guilherme Malik Parente, a Brazilian citizen, attorney-at-law, holder of RG identity card No. 13.105.959-4 (SRJ/RJ), enrolled with the CPF under No. 098.971.807-70, as “Legal and Compliance Vice President Officer”.
(iv)	Carla Smith De Vasconcellos Crippa Prado, a Brazilian citizen, attorney-at-law and economist, holder of RG identity card No. 35.564.035-1 (SSP/SP), enrolled with the CPF under No. 297.485.688-81, as “Corporate Affairs Vice President Officer”.
(v)	João Coelho Rua Derbli De Carvalho, a Brazilian citizen, business administrator, holder of RG identity card No. 102.474.418 (DET/RJ), enrolled with the CPF under No. 099.035.737-66, as “Commercial Vice President Officer”.
(vi)	Paulo André Zagman, a Brazilian citizen, civil engineer, holder of RG identity card No. 63.799.750-5 (SSP/SP), enrolled with the CPF under No. 072.343.527-83, as “Logistics Vice President Officer”.
(vii)	Valdecir Duarte, a Brazilian citizen, engineer, holder of RG identity card No. 3.374.680 (SSP/SC), enrolled with the CPF under No. 030.748.919-12, as “Supply Vice President Officer”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer